UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to
Commission File Number 1-8777
Virco Mfg. Corporation 401(k) Plan
Virco Mfg. Corporation
2027 Harpers Way
Torrance, California 90501

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Virco Mfg. Corporation 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan (the "Plan") as of December 31, 2024, and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ KBF CPAs LLP

We have served as the Plan’s auditor since 2011.

Lake Oswego, Oregon
June 26, 2025

Virco Mfg. Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2024	2023
Assets
Investments, at fair value:
Common collective trusts	$34,284,666	$29,989,482
Mutual funds	16,145,670	11,800,038
Common stock	11,578,282	16,497,344
	62,008,618	58,286,864
Receivables:
Employer contribution receivable	155,187	85,306
Notes receivable from participants	1,691,475	1,390,401
	1,846,662	1,475,707

Total assets	63,855,280	59,762,571

Liabilities

Total liabilities	—	—

Net assets available for benefits	$63,855,280	$59,762,571

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024
Additions to net assets attributed to:
Contributions:
Participant contributions	$4,111,469
Rollover contributions	10,376
Employer contributions	1,615,033
Total contributions	5,736,878

Net investment gain:
Interest and dividends	502,572
Net appreciation in fair value of investments	3,488,506
Total net investment income	3,991,078

Interest on notes receivable from participants	114,479

Deductions from net assets attributed to:
Benefits paid and disbursed to participants	(5,553,824)
Administrative expenses	(195,902)

Net increase	4,092,709

Net assets available for plan benefits:
Beginning of year	59,762,571
End of year	$63,855,280

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Notes to the Financial Statements
December 31, 2024

1. Plan Description

The following description of the Virco Mfg. Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Virco Mfg. Corporation ("Virco" or the "Company") established the Plan on April 1, 1993 to comply with section 401(a) of the Internal Revenue Code (the “IRC”) as a profit sharing plan subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to enable employees to save for retirement and defer payment of income taxes on the amount invested and earnings thereon. A Plan committee comprised of at least two persons appointed by the Company's Board of Directors administers the Plan.

The trustee, Reliance Trust Company ("Reliance Trust"), invests the Plan's assets at the direction of the participants and makes distributions to participants.

Eligibility

Employees of the Company excluding leased employees, non-resident aliens, certain part-time or seasonal employees, or employees covered by a collective bargaining agreement not expressly providing inclusion in the Plan, are eligible to participate in the Plan if they have attained at least 18 years of age and have completed two months of eligible service.

Contributions

Eligible employees may defer 1% to 75% of eligible compensation on a pre-tax basis, limited to $23,000 in 2024 as prescribed by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions of $7,500.

Effective January 1, 2022, the Company initiated a discretionary employer match, in the Virco Mfg. Corporation Stock Fund, limited to 100% of the first 1% and 50% of next 5% of the amount deferred by the employee. The Company may also make additional employer contributions to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock.

Participant Accounts

Participants can direct their account balances into a variety of investments offered by Reliance Trust, including shares of Virco Unitized Stock. The Virco Unitized Stock is a unitized investment which consists of Virco common stock and investment in a money market fund. Investment election changes may be made on a daily basis. Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's contributions, if any, and an allocation of the Plan's earnings (losses) and expenses. The benefit to which a participant is currently entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits

Upon reaching retirement age, termination of service or death, a participant or beneficiary may elect to receive a lump-sum amount equal to the participant's vested account balance. Additionally, participants still employed by the Company who have reached 59 ½ years of age may take an in-service distribution from their elective deferrals made to the Plan. Participants eligible for distributions may elect that their vested balance be rolled over into another eligible retirement plan. Account balances less than $1,000 can be distributed in a single lump-sum cash payment to the participant or beneficiary; balances less than $7,000 but greater than $1,000 will automatically be rolled over to an IRA at the discretion of the Company.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of the participant's vested value of his or her contribution and earnings as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant's principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant's principal residence or to prevent eviction or foreclosure from the participant's principal residence.

Vesting

A participant is immediately 100% vested in the value of his or her contributions and earnings thereon. Additionally, a participant is automatically 100% vested in the value of all employer contributions on the participant's 65th birthday, death, or if the participant becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant's vesting in the value of any matching or other Company contributions will be based upon the participant's years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest
Less than 2	0%
2	100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan. Forfeitures may be used to pay administrative expenses or to reduce matching contributions. At December 31, 2024 and 2023, the amount of forfeitures used were approximately $44,000 and $28,000. At December 31, 2024 and 2023, forfeitures of approximately $21 were available to offset future employer contributions or Plan expenses.

Voting Rights

All shares of Company common stock allocated to participant accounts are voted by Reliance Trust in accordance with the participant's instructions. Allocated shares not voted by participants are treated as "non-votes".

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $1,000 minimum and certain other restrictions. Loans are secured by the vested account balance of the participant. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan is used to acquire a principal residence, in which case the loan term may be extended to ten years. Participant loans, when initiated, bear interest at the prime rate as of the beginning of the quarter in which the loan was originated plus 1%. The interest rate on outstanding loans at December 31, 2024 ranged from 4.25% to 9.50% per annum, and loans mature through 2029.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation (depreciation) in fair value of investments consists of the net change in unrealized gains or losses during the year and the realized gain or loss on investments sold during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Substantially all direct expenses of the Plan are paid by the Plan sponsor, Virco Mfg. Corporation. Certain indirect expenses are included in the transaction prices of the investments bought and sold and are not separately identified in the statement of changes in net assets available for benefits.

3. Investments

Plan assets are held by Reliance Trust at December 31, 2024 and 2023. Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options.

Participants may change investment choices any business day by transferring a percentage from one investment alternative to another effective as of the end of any business day. The investments in mutual funds and common collective trusts are valued at the closing net asset value ("NAV") per share as determined by the appropriate fund portfolio on a daily basis.

The MetLife Reliance Stable Value Fund (the “SVF”) is a common collective trust investing primarily in certain MetLife group annuity contracts offered by Metropolitan Life Insurance Company. The SVF is valued at fair value based on the NAV of the underlying investments. The NAV per unit is computed by dividing the total assets of the SVF, less its liabilities, by the total number of units outstanding at the time of such computation.

Certain events limit the ability of the Plan to transact at NAV (contract value) with the issuer. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any of the events which could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

4. Fair Value Measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 -    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -    Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Money market fund: Valued at the NAV of the fund at year end. NAV is also the quoted market price as of the reporting date.

Common collective trusts: Investments in common collective trusts are valued at NAV, which are based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. The common collective trusts have no unfunded commitments as of December 31, 2024, and can be redeemed daily with no redemption notice period or other redemption restrictions.

Mutual funds: Valued at the NAV of shares held by the Plan at year end. NAV represents the sum of the underlying investments and represents the price at which the funds are traded on active markets.

Common stock: Valued at the last reported closing price as of the Plan year end reported in the active market.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2024 and 2023:

	Investment Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Virco Mfg. Corporation common stock	$11,320,447	$—	$—	$11,320,447
Money market fund held by Virco Unitized Stock	257,835	—	—	257,835
Mutual funds	16,145,670	—	—	16,145,670
Common collective trusts	—	34,284,666	—	34,284,666
Total investment assets at fair value	$27,723,952	$34,284,666	$—	$62,008,618

	Investment Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Virco Mfg. Corporation common stock	$16,066,902	$—	$—	$16,066,902
Money market fund held by Virco Unitized Stock	430,442	—	—	430,442
Mutual funds	11,800,038	—	—	11,800,038
Common collective trust	—	29,989,482	—	29,989,482
Total investment assets at fair value	$28,297,382	$29,989,482	$—	$58,286,864

The shares of Virco Unitized Stock are valued on a unitized basis and hold Virco Mfg. Corporation common stock and a money market fund. Unitization of the investment allows for daily trades and the value of a unit reflects the combined value of the Virco Mfg. Corporation common stock and the money market fund held in the fund. At December 31, 2024 and 2023, this investment held 1,101,590 shares and 1,331,249 shares of Virco Mfg. Corporation common stock, respectively.

5. Risks and Uncertainties

The Plan's assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign currency and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, and therefore participant account balances.

6. Related Party Transactions

Certain Plan investments are managed by Reliance Trust as of December 31, 2024 and 2023. Reliance Trust is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. Certain investment fees are paid by the trustee and are reflected in the net investment income or loss for the year. The Plan also issues loans to participants that are secured by the vested balance in the participants' accounts. As such, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

Additionally, the Plan sponsor, Virco Mfg. Corporation, is a party-in-interest to the Plan; however, there were no transactions with the Plan Sponsor other than the funding of contributions to the Plan and payment of certain administrative expenses of the Plan, which are exempt transactions.

7. Income Tax Status

Effective December 4, 2015, the Plan was restated utilizing the Automatic Data Processing (“ADP”) Defined Contribution Plan Non-standardized 401(k) Profit Sharing Plan document. ADP received an opinion letter dated October 6, 2020, in which the Internal Revenue Service ("IRS") stated that as of that date the Plan document was designed in compliance with the applicable requirements of the IRC. The Plan has been amended since that date, however, the Plan Administrator believes the Plan continues to be operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Effective July 1, 2022, the Plan was amended and restated to bring the Plan into compliance with legislative and regulatory changes set forth in IRS Notice 2017-37 and other legal requirements. The Effective Date of this amendment and restatement shall be the first day of the month following the date on which this amendment and restatement is executed; provided that if this amendment and restatement is executed in the last month of the Cycle 3 restatement adoption period established by the Internal Revenue Service for preapproved plans, the effective date of this amendment and restatement shall be the last day of said Cycle 3 restatement adoption period.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, generally accepted accounting principles requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to change or discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants will become fully vested in their accounts.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to amounts included in the Plan's Form 5500:

	December 31
	2024	2023
Net assets available for benefits per the Plan’s financial statements	$63,855,280	$59,762,571
Add refund of excess contribution payable at end of year	—	—
Less participants deemed distributed loans	(51,386)	(67,657)
Net assets available for benefits per the Plan’s Form 5500	$63,803,894	$59,694,914
The following is a reconciliation of changes in net assets available for benefits per the Plan’s financial statements to amounts included in the Plan’s Form 5500:

Year ended December, 31 2024
Changes in net assets available for benefits per the Plan’s financial statements	$4,092,709
Add refund of excess contribution payable at end of year	—
Less refund of excess contribution payable at beginning of year	—
Change in participants deemed distributed loans at end of year	16,271
Change in net assets available for benefits per the Plan’s Form 5500	$4,108,980

10. Subsequent Events

The Plan has evaluated all events subsequent to the date of the statements of net assets available for benefits and has determined there are no subsequent events that require disclosure.

Virco Mfg. Corporation 401(k) Plan

EIN: 95-1613718 Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2024

Name of Issuer	Description of Investment	Number of Units	Current Value
* MetLife Reliance Stable Value Fund Class 10	Common collective trust	17,768	$2,388,602
Nuveen TIAA Lifecycle 2025	Common collective trust	806,316	9,579,031
Nuveen TIAA Lifecycle 2010	Common collective trust	247	2,679
Nuveen TIAA Lifecycle 2015	Common collective trust	531	6,054
Nuveen TIAA Lifecycle 2030	Common collective trust	520,513	6,381,487
Nuveen TIAA Lifecycle 2035	Common collective trust	385,198	4,876,607
Nuveen TIAA Lifecycle 2020	Common collective trust	163,317	1,896,113
Nuveen TIAA Lifecycle 2065	Common collective trust	10,967	141,919
Nuveen TIAA Lifecycle 2040	Common collective trust	209,907	2,772,877
Nuveen TIAA Lifecycle 2045	Common collective trust	167,412	2,278,483
Nuveen TIAA Lifecycle 2050	Common collective trust	85,492	1,177,221
Nuveen TIAA Lifecycle Income	Common collective trust	126,762	1,433,676
Nuveen TIAA Lifecycle 2060	Common collective trust	50,383	676,644
Nuveen TIAA Lifecycle 2055	Common collective trust	48,577	673,273
Vanguard Small Cap Index Fund	Mutual fund	9,973	1,148,480
Fidelity 500 Index Fund	Mutual fund	27,127	5,538,999
Fidelity blue Chip Growth Fund	Mutual fund	4,240	968,695
Columbia Global Tech Growth Fund	Mutual fund	15,463	1,415,133
Hartford Strategic Inc Fund	Mutual fund	69,477	541,229
Principal Mid Cap Fund	Mutual fund	10,340	449,393
Vanguard Mid Cap Index Fund	Mutual fund	3,910	1,277,998
Baron Small Cap Fund	Mutual fund	14,583	481,974
Allspring Core Plus Bond	Mutual fund	35,753	396,501
Blackrock International Inst	Mutual fund	18,217	355,784
First Eagle Global	Mutual fund	2,711	182,784
Neu Large Cap Value Fund	Mutual fund	9,800	439,137
Victory Established Value Fund	Mutual fund	7,787	357,907
Victory Sycamore Small Company Opportunity Fund	Mutual fund	5,551	261,844
American Fund EuroPacific Growth Fund	Mutual fund	10,402	558,170
American Fund American Balanced Fund	Mutual fund	31,462	1,081,964
American Funds New World Fund	Mutual fund	3,629	280,376
Goldman Sachs Financial Sq Govt Fund	Mutual fund	409,301	409,302

* Virco Mfg. Corporation (1)	Common stock	1,062,270	11,578,282
* Participant Loans **		—	1,691,475
			$63,700,093
* Party-in-interest
** The participant loans bear interest at the prime rate as of the beginning of the quarter in which the loan was originated plus 1% and are collateralized by the participants’ vested account balance. The interest rate on outstanding loans at December 31, 2024 ranged from 4.25% to 9.50% and loans mature through 2029.

(1)Virco Unitized Stock is a unitized investment which consists of Virco Mfg. Corporation common stock and investments in a money market fund. At December 31, 2024, this investment held 1,101,590 shares of Virco Mfg. Corporation common stock with a market value of approximately $11,320,000 and short-term investment fund of approximately $258,000.

Note: Cost information is not required for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2024, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan
Date: June 26, 2025	By:	/s/ Bassey Yau
Bassey Yau
Sr. Vice President - Finance